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October 4, 2017

Transcript: Matt Mark and Adam Perlaky of WGC Speak with Tom Lydon at the Morningstar ETF Conference in Chicago

Tom Lydon:  Hi, Tom Lydon here in Chicago at the Morningstar ETF Conference. I’m here with Matt Mark and Adam Perlaky, World Gold Council. Gentlemen, great to see you. Gold’s got a lot of attention lately. Matt, maybe start out. What’s been going on in the gold market and what do advisors need to be thinking about?

Matt Mark:  Absolutely, Tom. Thanks for having both of us. I think that when the books close on 2017, investors are going to look back and this year will provide yet another definitive proof-point of why people should hold gold as a strategic asset class. As we’ve discussed, gold tends to be thought of as a store of value or something you might use tactically, but investors day-by-day are coming to the realization that all of those tactical proof-points are leading up to a pretty impressive long-term track record.

We want to point out a couple of things about gold. First and foremost, it delivers really good long-term returns. As a matter of fact, you go back to 1971 when the US took the US dollar off the gold standard and the price of gold was allowed to float, gold has delivered returns very comparable to US stocks. That’s not really cherry-picking data; that’s a 45-year time period. So, investors are looking at this year and coming to the realization that, “Wow, gold gives me returns.”

But the second and more important point, is that it gives you the right kind of diversification. So, when you look at diversification, you look at gold as positively correlated when US stocks are doing well, but when US stocks start to pull back, that correlation tends to decouple.

So, it’s really an exciting time for gold and being in the gold market because of the long-term track record, and the correlation effect, gold improves long-term risk adjusted returns.

Tom:  So, Adam, to you, let’s talk a little about gold demand. Where is it coming from, and is it as strong as it’s been in a while?

Adam Perlaky:  So, first of all, the gold market is very large, and it’s a function of supply and demand, with supply being somewhat constrained with demand growing pretty consistently. And that’s one of the reasons the price of gold goes up in the long-run. So, one of the things that a lot of people don’t realize about gold is that about 70% of demand actually comes from emerging markets. Within that, about 50% of global demand comes from China and India.

About a third of all demand comes from investment demand. It’s one of the areas that’s really growing right now; an area we’re really excited about, but investment demand is really what drives short-term demand for gold. For long-term demand, that’s where you get into the idea of currency, overall economic growth….

Tom:  Jewelry….

Adam:  You know, the jewelry makes up about 50% of the demand market, and that’s something that a lot of people really don’t realize.

Tom:  Exactly, and that’s not coming off anytime soon, especially in emerging markets like India and China, where the average middle class is growing, and growing, and growing. They’ve got more disposable income to purchase gold, right?

Adam:  Absolutely.

Tom:  One thing we want to get to is that the World Gold Council is the sponsor of the GLD Trust, and the GLDW Trust. You guys have a great influence there and a great partnership. You know, when it comes down to ETFs, what are some things – because you know, there are a lot of choices out there – what are some things that advisers really need to think about? What do you think, Matt?

Matt:  For me, it comes down to a couple of things. Number one, why work with the World Gold Council? This is our 30th anniversary in 2017. For 30 years we’ve been the world’s foremost authority on gold. And actually, Adam just talked about demand in emerging markets like China and India, the reason we know that is we have a global central bank and public policy team. They are on the ground talking to central bankers, writing public policy. We see and visualize these trends for investors every single day. So, when you talk about perspectives on gold, how demand and supply is being driven, and how it impacts and shapes the gold market, our experience for over 30 years cannot be replicated. That’s number one.

But something you just alluded to, we are the sponsors of GLD and GLDW, and when you talk about how you fit these into your portfolio, that’s where our distribution partnership and our joint venture with State Street really comes into play. State Street knows portfolio construction just about as well as anybody. They are a global provider and leader in ETFs, but most importantly, we do so much work with them on the right allocation of gold. So, if you want some simple examples, i.e. put 5% into a portfolio, we’ve got the research, and Adam’s team works on that. But more importantly, for your specific portfolio, we say work with State Street. They’ll look at your holdings, they’ll look at your tolerance for risk and they’ll make the ultimate decision how much – a little of a lot of gold – is right for you.

Tom:  Yes, very consultative, but I don’t want to skip the fact that you guys provide a lot of great content on your website. You have infographics that are great to share with clients, or share with colleagues. So, people can come to worldgoldcouncil.org, is that right?

Adam:  It’s actually gold.org.

Tom:  Gold.org. OK. G-O-L-D.org. And again, I go there all the time for great information. You talk about emerging market demand, you’ve got updates on there all the time. So, we’re thrilled to do more and more with you folks. We’ve done webcasts together, we plan on doing a lot more together to educate people on the demand for gold. So, thanks for coming by.

Adam/Matt:  Thanks for having us.

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